FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

9 November 2004

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

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CONTENTS

  Interim Results 2004-2005 - 5 November 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date: 9 November, 2004

INDEX TO EXHIBITS

Exhibit No.	Description

1.	Interim Results 2004-2005 - 5 November 2004

INTERIM RESULTS 2004-2005 (unaudited)

		Three months ended			Six months ended
		September 30		Better/	September 30		Better/
		2004	2003	(Worse)	2004	2003	(Worse)

Turnover	£m	2,026	1,983	2.2%	3,951	3,815	3.6%

Operating profit	£m	240	195	23.1%	390	235	66.0%

Operating margin	%	11.8	9.8	2.0pts	9.9	6.2	3.7pts

Profit before tax	£m	220	105	nm	335	60	nm

Retained profit for
the period	£m	123	98	25.5%	193	35	nm

Net assets at period end	£m	2,625	2,312	13.5%	2,625	2,312	13.5%

Earnings per share
Basic	p	11.5	9.2	25.0%	18.0	3.3	nm
Diluted	p	11.2	8.9	25.8%	17.6	3.3	nm

nm: Not meaningful

GROUP PROFIT AND LOSS ACCOUNT (unaudited)

	Three months ended			Six months ended
	September 30		Better/	September 30		Better/
	2004 £m	2003 £m	(Worse)	2004 £m	2003 £m	(Worse)
Traffic Revenue
Passenger	1,705	1,720	(0.9)%	3,330	3,296	1.0%
Cargo	118	111	6.3%	236	224	5.4%
	1,823	1,831	(0.4)%	3,566	3,520	1.3%
Other revenue	203	152	33.6%	385	295	30.5%
TOTAL TURNOVER	2,026	1,983	2.2%	3,951	3,815	3.6%
Employee costs	561	521	(7.7)%	1,112	1,049	(6.0)%
Depreciation and amortisation	168	173	2.9%	333	337	1.2%
Aircraft operating lease
costs	27	29	6.9%	53	64	17.2%
Fuel and oil costs	271	241	(12.4)%	529	470	(12.6)%
Engineering and other
aircraft costs	118	126	6.3%	230	258	10.9%
Landing fees and en route
charges	145	147	1.4%	286	288	0.7%
Handling charges, catering and
other operating costs	238	250	4.8%	471	493	4.5%
Selling costs	126	153	17.6%	259	308	15.9%
Accommodation, ground equipment
costs and currency differences	132	148	10.8%	288	313	8.0%
TOTAL OPERATING EXPENDITURE	1,786	1,788	0.1%	3,561	3,580	0.5%

OPERATING PROFIT	240	195	23.1%	390	235	66.0%
Share of operating profits
in associates	34	5	nm	30	1	nm
TOTAL OPERATING PROFIT	274	200	37.0%	420	236	78.0%
INCLUDING ASSOCIATES

Other income and charges	1	4	(75.0)%	1	4	(75.0)%
(Loss)/Profit on sale of fixed assets and
investments	(8)	15	nm	(14)	(57)	75.4%
Interest
Net payable	(51)	(56)	8.9%	(99)	(111)	10.8%
Retranslation credits/(charges)
on currency borrowings	4	(58)	nm	27	(12)	nm
PROFIT BEFORE TAX	220	105	nm	335	60	nm
Tax	(93)	(4)	nm	(135)	(18)	nm
PROFIT AFTER TAX	127	101	25.7%	200	42	nm
Non equity minority interest*	(4)	(3)	(33.3)%	(7)	(7)
PROFIT FOR THE PERIOD	123	98	25.5%	193	35	nm
RETAINED PROFIT FOR THE PERIOD	123	98	25.5%	193	35	nm
nm: Not meaningful
* Cumulative Preferred Securities

OPERATING AND FINANCIAL STATISTICS (unaudited)

	Three months ended			Six months ended
	September 30		Increase/	September 30		Increase/
	2004	2003	(Decrease)	2004	2003	(Decrease)

TOTAL AIRLINE OPERATIONS (Note 1)

TRAFFIC AND CAPACITY

RPK (m)	28,749	27,540	4.4%	55,832	52,642	6.1%
ASK (m)	36,639	35,981	1.8%	72,789	70,943	2.6%
Passenger load factor (%)	78.5	76.5	2.0pts	76.7	74.2	2.5pts
CTK (m)	1,202	1,034	16.2%	2,419	2,091	15.7%
RTK (m)	4,080	3,796	7.5%	7,989	7,352	8.7%
ATK (m)	5,709	5,539	3.1%	11,361	10,856	4.7%
Overall load factor (%)	71.5	68.5	3.0pts	70.3	67.7	2.6pts
Passengers carried (000)	9,822	9,739	0.9%	19,110	19,508	(2.0)%
Tonnes of cargo carried (000)	213	183	16.4%	429	373	15.0%

FINANCIAL

Passenger revenue per RPK (p)	5.93	6.25	(5.1)%	5.96	6.26	(4.8)%
Passenger revenue per ASK (p)	4.65	4.78	(2.7)%	4.57	4.65	(1.7)%
Cargo revenue per CTK (p)	9.82	10.74	(8.6)%	9.76	10.71	(8.9)%
Total traffic revenue per RTK (p)	44.68	48.23	(7.4)%	44.64	47.88	(6.8)%
Total traffic revenue per ATK (p)	31.93	33.06	(3.4)%	31.39	32.42	(3.2)%
Average fuel price before hedging
(US cents/US gallon)	129.92	87.83	47.9%	122.32	90.00	35.9%

OPERATIONS

Average Manpower Equivalent (MPE)	46,179	47,702	(3.2)%	46,230	48,459	(4.6)%
ATKs per MPE (000)	123.6	116.1	6.5%	245.7	224.0	9.7%
Aircraft in service at period end	287	312	(25)	287	312	(25)

TOTAL GROUP OPERATIONS

FINANCIAL

Net operating expenditure
per RTK (p)	38.80	43.10	(10.0)%	39.75	44.68	(11.0)%
Net operating expenditure
per ATK (p)	27.73	29.54	(6.1)%	27.96	30.26	(7.6)%

Note 1 Excludes non airline activity companies, principally, Airmiles Travel Promotions Ltd, BA Holidays Ltd, BA Travel Shops Ltd, Speedbird Insurance Company Ltd and The London Eye Company Ltd.

CHAIRMAN'S STATEMENT

Group Performance

Group profit before tax for the three months to September 30 was £220 million; this compares with a profit of £105 million last year.

Operating profit - - at £240 million - - was £45 million higher than last year. The operating margin was 11.8%, 2.0 points higher than last year. The improvement in operating profit primarily reflects improvements in turnover, with costs in line with last year, despite fuel costs being up 12.4%.

Group profit before tax for the six months to September 30 was £335 million, £275 million better than last year; operating profit - - at £390 million - - was £155 million better than last year.

Operating margin for the half year - - traditionally the stronger of the two halves - - was 9.9%, 3.7 points higher than last year.

Cash inflow before financing was £868 million for the six months, with the closing cash balance of £1,910 million representing a £240 million increase versus March 31. Net debt fell by £872 million (including £427 million from the sale of our investment in Qantas) to £3,286 million, its lowest level since 1993.

The Board has decided that no interim dividend should be paid.

Turnover

For the three month period, group turnover - - at £2,026 million - - was up 2.2% on a flying programme 3.1% larger in ATKs. This reflected the impact of fuel surcharges and an increase in cargo revenue of 6.3%, with passenger revenue declining by 0.9%. Passenger yields were down 5.1% per RPK (1.7% at constant exchange); seat factor was up 2.0 points at 78.5% on capacity 1.8% higher in ASKs.

For the six month period, turnover improved by 3.6% to £3,951 million on a flying programme 4.7% larger in ATKs. Passenger yields were down 4.8% per RPK with seat factor up 2.5 points at 76.7% on capacity 2.6% higher in ASKs.

Cargo volumes for the three month period (CTKs) were up 16.2% compared with last year, with yields (revenue/CTK) down 8.6%. For the six month period, cargo volumes were up 15.7%, with yields down 8.9%.

Overall load factor for the quarter was up 3.0 points at 71.5%, and for the half year up 2.6 points at 70.3%.

Costs

For the three month period, unit costs (pence/ATK) improved by 6.1% on the same period last year. This reflects a net cost reduction of 3.2% on capacity 3.1% higher in ATKs.

Total operating expenditure was in line with last year. Fuel costs increased by 12.4% due to the increase in fuel price net of hedging partially offset by exchange effects and employee costs increased by 7.7% as wage awards and increased pension contributions were only partially offset by manpower reductions. All other categories of operating costs improved, including a notable fall in selling costs, which were down 17.6% (due to lower commission costs and the continued increase in online bookings).

For the six month period, unit costs (pence/ATK) improved by 7.6% on the same period last year. This reflects a net cost reduction of 3.3% on capacity 4.7% higher in ATKs.

Non Operating Items

Net interest expense for the three month period reduced by £5 million from last year to £51 million reflecting the higher cash balances and reduced debt.

Retranslation of currency borrowings generated a credit of £4 million, primarily due to the retranslation of yen debt, compared to a charge the previous year of £58 million. The retranslation - - a non-cash item required by standard accounting practice - - results from the weakening of the yen against sterling.

Loss on disposals of fixed assets and investments was £8 million reflecting primarily the sale of our investment in Qantas at a book loss in the period of £11 million. This compares with a £15 million profit on disposal last year.

For the six month period net interest expense was £99 million, £12 million lower than last year. The retranslation of currency borrowings generated a credit of £27 million, compared with a charge of £12 million last year. Loss on disposals of fixed assets and investments was £14 million. This compares with a loss on disposal last year of £57 million, when the sale of dba generated a loss in the period of £83 million.

Earnings Per Share

The profit attributable to shareholders for the three months was equivalent to 11.5 pence per share, compared with last year's profit per share of 9.2 pence.

For the six month period, the profit attributable to shareholders was £193 million, equivalent to 18.0 pence per share, compared with earnings of 3.3 pence per share last year.

Net Debt / Total Capital Ratio

Borrowings, net of cash and short term loans and deposits, were £3,286 million at September 30 - - the lowest since 1993 and down £872 million since the start of the year. This reflects cash inflow more than offsetting movements in gross debt, together with exchange gains of £11 million. The net debt/total capital ratio reduced by 8.2 points from March 31 to 45.9%. The net debt/total capital ratio including operating leases was down 7.0 points from March 31 to 51.4%.

Cash Flow

During the six months we generated a positive cash flow from operations of £598 million. After disposal proceeds, capital expenditure and interest payments on our existing debt, cash inflow was £868 million. This represents a £501 million increase on last year, primarily due to the improvement in operating cash flow (£78 million), and the proceeds from the sale of the investment in Qantas (£427 million).

Performance Improvement Programmes

Progress on delivering the £450 million savings announced in the 2003/5 Business Plan (including the £300 million of external spend savings) remains on track for completion by March 2005. The £300 million employee cost savings announced in the 2004/6 Business Plan have been delayed by the extended pay talks. The successful conclusion of talks with most employee groups has resulted in agreements lasting until October 2006. The focus for the remaining two years of the agreement will be to implement working practice changes to deliver £300 million of employee cost savings.

Aircraft Fleet

During the quarter the group fleet in service reduced by 3 to 287 aircraft. This reduction comprised 1 Boeing 737-400 aircraft stood down pending return to lessor, and 2 Boeing 737-400 aircraft sub-leased to Air One (an Italian carrier operating Italian domestic routes).

Associates

On September 9, 2004 the group completed the sale of its 18.25% holding in Qantas through a book build sale of the shares, thereby reducing debt and continuing to strengthen our balance sheet. The sale realised gross proceeds of £427 million before tax. The loss on disposal of £11 million includes a write off of goodwill of £59 million previously set off against reserves.

Prior to the sale of our investment, Qantas announced full year profits before tax of A$965 million. Their second half profit was A$435 million, our share of which was £28 million included in the quarter. This is the last period in which our full share of their results will be reflected. Our profits for the second half of last year included £42 million relating to Qantas.

An agreement has been signed with Qantas to continue with the Joint Service Agreement (JSA), thereby maintaining our profit share arrangements on selected routes.

Alliance Development

The British Airways benefit sharing with Iberia on the London routes to Madrid and Barcelona is making good progress and planned for implementation in the near future.

Industrial Relations

An agreement was reached with the Trades Unions on the company's pay offer. The agreement was for a rise in pensionable pay over three years in line with rates of inflation. This comprises an increase backdated to October 1, 2003 followed by rises equal to inflation rates on October 1, 2004 and on October 1, 2005. In addition there are non-pensionable lump sum payments totalling at least £1,000 per employee over the two years to September 2006.

The Trades Unions also agreed a new absence policy. The policy aims to significantly reduce absence from the current average of 17 days, and is expected to save the company approximately £30 million per annum.

Outlook

Market conditions have remained broadly unchanged since our last report. All market segments remain price sensitive and yield declines are expected to continue. The total revenue outlook for the year to March 2005 is unchanged with a 2-3 per cent improvement driven by volume increases.

Fuel costs net of hedging are now expected to be some £245 million more than last year (up £20 million from our last estimate). Passenger and cargo fuel surcharges forecast at £160 million for this year partially offset this increase.

Consequently, our focus will remain on reducing both controllable costs and debt.

Note:

Copies of the summary Interim Statement will be issued to all shareholders through the medium of the British Airways Investor newspaper. Copies of the full Interim report are available from the company's registered office and on the Internet at www.bashares.com.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the company's SEC filings, including, without limitation the company's Report on Form 20-F for the year ended March 2004.

GROUP BALANCE SHEET (unaudited)

	September 30		March 31
	2004 £m	2003 £m	2004 £m
		Restated	Restated
FIXED ASSETS
Intangible assets	163	159	168
Tangible assets	8,357	9,156	8,637
Investments	143	500	531
	8,663	9,815	9,336

CURRENT ASSETS
Stocks	77	75	76
Debtors	1,115	1,126	1,019
Cash, short-term loans and deposits	1,910	1,786	1,670
	3,102	2,987	2,765
CREDITORS: AMOUNTS FALLING DUE
WITHIN ONE YEAR	(2,853)	(2,954)	(2,996)
NET CURRENT ASSETS/(LIABILITIES)	249	33	(231)

TOTAL ASSETS LESS CURRENT LIABILITIES	8,912	9,848	9,105

CREDITORS: AMOUNTS FALLING DUE AFTER MORE
THAN ONE YEAR
Borrowings and other creditors	(4,850)	(6,254)	(5,374)
Convertible Capital Bonds 2005	(112)	(112)	(112)
	(4,962)	(6,366)	(5,486)
PROVISION FOR DEFERRED TAX	(1,244)	(1,077)	(1,137)
PROVISIONS FOR LIABILITIES AND CHARGES	(81)	(93)	(85)

	2,625	2,312	2,397

CAPITAL AND RESERVES
Called up share capital	271	271	271
Reserves	2,137	1,822	1,916
	2,408	2,093	2,187
MINORITY INTEREST
Equity minority interest	11	10	10
Non equity minority interest	206	209	200
	217	219	210

	2,625	2,312	2,397

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)
	Six months ended		Year Ended
	September 30		March 31
	2004 £m	2003 £m	2004 £m

Profit for the period	193	35	130
Other recognised gains and losses
relating to the period:
Exchange and other movements	(31)	19	16
Total recognised gains and losses	162	54	146

These summary financial statements were approved by the Directors on November 5, 2004.

GROUP CASH FLOW STATEMENT (unaudited)
	Six months ended		Year Ended
	September 30		March 31
	2004 £m	2003 £m	2004 £m

CASH INFLOW FROM OPERATING ACTIVITIES	598	520	1,093

DIVIDENDS RECEIVED FROM ASSOCIATES	20	12	25

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE	(122)	(121)	(209)

TAX	1	(2)	(4)

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT	(48)	4	42

ACQUISITIONS AND DISPOSALS	419	(46)	(73)

Cash inflow before management of liquid	868	367	874
resources and financing

MANAGEMENT OF LIQUID RESOURCES	(203)	(153)	(198)

FINANCING	(614)	(237)	(834)

Increase/(decrease) in cash in the period	51	(23)	(158)

NOTES TO THE ACCOUNTS
For the period ended September 30, 2004

1 ACCOUNTING CONVENTION

The accounts have been prepared on the basis of the accounting policies set out in the Report and Accounts for the year ended March 31, 2004 in accordance with all applicable United Kingdom accounting standards and the Companies Act 1985.

Effective from April 1, 2004 the group applied the provisions of UITF Abstract 38 - 'Accounting for ESOP Trusts' and, as a result, the group's investment in own shares held for the purpose of employee share ownership plans has been reclassified from fixed asset investments and is now recorded as a reduction in shareholders' equity. Comparative periods have been restated to reflect the adoption of UITF 38.

		Six months ended		Year Ended
		September 30		March 31
		2004 £m	2003 £m	2004 £m
2 RECONCILIATION OF OPERATING PROFIT TO CASH INFLOW FROM OPERATING ACTIVITIES
Group operating profit		390	235	405
Depreciation and amortisation		333	337	679
Other items not involving the movement of cash				11
Increase in stocks and debtors		(109)	(129)	(23)
(Decrease) / increase in creditors		(13)	92	43
Decrease in provisions for liabilities and charges		(3)	(15)	(22)
Cash inflow from operating activities		598	520	1,093

3 RECONCILIATION OF NET CASH FLOW TO
MOVEMENT IN NET DEBT
Increase / (decrease) in cash during the period		51	(23)	(158)
Net cash outflow from decrease in debt and
lease financing		614	237	834
Cash outflow from liquid resources		203	153	198
Change in net debt resulting from cash flows		868	367	874
New finance leases taken out and hire
purchase arrangements made		(7)	(87)	(97)
Non cash refinancing				32
Exchange movements		11	62	182
Movement in net debt during the period		872	342	991
Net debt at April 1		(4,158)	(5,149)	(5,149)
Net debt at period end		(3,286)	(4,807)	(4,158)

	Three months ended		Six months ended
	September 30		September 30
	2004 £m	2003 £m	2004 £m	2003 £m

4 OTHER INCOME AND CHARGES
Other	1	4	1	4
	1	4	1	4

Other income and charges represented by:
Group	1	4	1	4
	1	4	1	4

NOTES TO THE ACCOUNTS (Continued)
For the period ended September 30, 2004

	Three months ended		Six months ended
	September 30		September 30
	2004 £m	2003 £m	2004 £m	2003 £m
5 (LOSS)/PROFIT ON SALE OF FIXED ASSETS AND INVESTMENTS
Net loss on disposal of dba		(4)		(83)
Net loss on sale of investment in Qantas (note 1)	(11)		(11)
Net profit on disposal of other fixed
assets and investments	3	19	(3)	26
	(8)	15	(14)	(57)

Represented by:
Group	(13)	14	(19)	(58)
Associates	5	1	5	1
	(8)	15	(14)	(57)

Note 1:

On September 9, 2004, the group completed the sale of its 18.25% holding in Qantas Airways Limited through a book build sale of the shares. The sale realised gross proceeds of £427 million (A$1.1 billion) before tax. The loss on disposal of £11 million includes the write-back of goodwill of £59 million previously set off against reserves.

6 INTEREST
Net payable:
Interest payable less amount capitalised	72	70	138	139
Interest receivable	(21)	(14)	(39)	(28)
	51	56	99	111
Retranslation (credits)/charges on currency
borrowings	(4)	58	(27)	12
	47	114	72	123

Net interest payable represented by:
Group	42	111	67	120
Associates	5	3	5	3
	47	114	72	123

7 TAX

The tax charge for the quarter is £93 million, which represents current tax on the sale of the Qantas shareholding of £14 million, £12 million overseas on the group's share of income from associates, £1 million other overseas tax and £66 million by way of deferred taxes in the UK. The deferred tax provision on the balance sheet at September 30, 2004, is £1,244 million (September 30, 2003: £1,077 million, March 31, 2004: £1,137 million).

8 EARNINGS PER SHARE

Basic earnings per share for the quarter ended September 30, 2004 are calculated on a weighted average of 1,070,471,000 ordinary shares (September 30, 2003: 1,069,895,000) and for the six months ended September 30, 2004, on a weighted average of 1,070,323,000 ordinary shares (September 30, 2003: 1,069,891,000) as adjusted for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan. Diluted earnings per share for the quarter ended September 30, 2004 are calculated on a weighted average of 1,118,470,000 ordinary shares (September 30, 2003: 1,117,939,000) and for the six months ended September 30, 2004 on a weighted average of 1,118,338,000 ordinary shares (September 30, 2003: 1,069,891,000).

The number of shares in issue at September 30, 2004 was 1,082,903,000 (September 30, 2003: 1,082,795,000; March 31, 2004: 1,082,845,000) ordinary shares of 25 pence each.

NOTES TO THE ACCOUNTS (Continued)
For the period ended September 30, 2004
	September 30		March 31
	2004 £m	2003 £m	2004 £m
		Restated	Restated
9 INTANGIBLE ASSETS
Goodwill	91	96	93
Landing rights	72	63	75
	163	159	168

10 TANGIBLE ASSETS
Fleet	6,886	7,549	7,104
Property	1,000	1,191	1,042
Equipment	471	416	491
	8,357	9,156	8,637

11 INVESTMENTS
Associated undertakings	114	469	501
Trade investments	29	31	30

	143	500	531

12 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
Loans	125	63	102
Finance Leases	118	126	119
Hire Purchase Arrangements	297	369	461
	540	558	682
Corporate tax	24	18	6
Other creditors and accruals	2,289	2,378	2,308
	2,853	2,954	2,996

13 BORROWINGS AND OTHER CREDITORS FALLING DUE AFTER
MORE THAN ONE YEAR
Loans	1,037	1,295	1,123
Finance Leases	1,892	2,338	1,978
Hire Purchase Arrangements	1,615	2,290	1,933
	4,544	5,923	5,034
Other creditors and accruals	306	331	340
	4,850	6,254	5,374

14 RESERVES
Balance at April 1	1,916	1,756	1,756
Retained profit for the period	193	35	130
Exchange and other adjustments	(31)	19	16
Goodwill written back on disposals	59	12	14
	2,137	1,822	1,916

15 The figures for the three months and six months ended September 30, 2004 and 2003 are unaudited and do not constitute full accounts within the meaning of Section 240 of the Companies Act 1985. The figures for the year ended March 31, 2004 have been extracted from the full accounts for that year, which have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified audit report.

INDEPENDENT REVIEW REPORT TO BRITISH AIRWAYS Plc

Introduction

We have been instructed by the Company to review the financial information for the three months and six months ended September 30, 2004, which comprises the Group Profit and Loss Account, Group Balance Sheet, Group Cash Flow Statement, Group Statement of Recognised Gains and Losses and Notes to the Accounts and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of Interim Financial Information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months and six months ended September 30, 2004.

Ernst & Young LLP

London

November 5, 2004

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION

The accounts have been prepared in accordance with accounting principles accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States. The significant differences are the same as those set out in the company's report on Form 20-F for the year ended March 31, 2004, filed with the SEC. The comparatives have been restated to recognise the excess of the pension accumulated benefit obligation over the fair value of the related plan assets, the implementation of FASB Interpretation No. 46 - Consolidation of Variable Interest Entities (FIN 46) and UITF Abstract 38. FIN 46 was implemented after the comparative quarter end and resulted in The London Eye Company Limited, in which the group is a primary beneficiary, being consolidated as a variable interest entity. In addition, certain leases which had been treated as operating leases under US GAAP were reclassified as capital leases.

Under UK GAAP the group adopted UITF Abstract 38 - 'Accounting for ESOP Trusts' effective from April 1, 2004 which resulted in the group's investment in own shares being reclassified from fixed asset investments to a deduction from shareholders' equity. Under US GAAP such shares were previously accounted for as a deduction from shareholders' equity.

The adjusted net income and shareholders' equity applying US GAAP are set out below:

	Three months ended		Six months ended
	September 30		September 30
	2004 £m	2003 £m	2004 £m	2003 £m
		Restated		Restated
Profit for the period as reported in the
group profit and loss account	123	98	193	35
US GAAP adjustments	62	45	32	120
Net income as so adjusted to
accord with US GAAP	185	143	225	155

Net income per Ordinary Share as so
adjusted
Basic	17.3p	13.4p	21.0p	14.5p
Diluted	16.7p	13.0p	20.5p	14.2p

Net income per American Depositary Share
as so adjusted
Basic	173p	134p	210p	145p
Diluted	167p	130p	205p	142p

		September 30		March 31
		2004 £m	2003 £m	2004 £m
			Restated	Restated
Shareholders' equity as reported in
the group balance sheet		2,408	2,093	2,187
US GAAP adjustments		(381)	(294)	(413)
Shareholders' equity as so adjusted to accord with
US GAAP		2,027	1,799	1,774

AIRCRAFT FLEET

Number in service with group companies at September 30, 2004
	On balance sheet	Operating leases off balance sheet		Changes Since
			Total		Future
	Aircraft		Sep 2004	Jun 2004	deliveries	Options
AIRLINE OPERATIONS (Note 1)

Boeing 747-400	57		57
Boeing 777	40	3	43
Boeing 767-300	21		21
Boeing 757-200	13		13
Airbus A319 (Note 2)	21	12	33		3	51
Airbus A320	9	18	27		3
Airbus A321					7
Boeing 737-300		5	5
Boeing 737-400 (Note 3)	18	1	19	(3)
Boeing 737-500		10	10
Turbo Props(Note 4)		10	10
Embraer RJ145	16	12	28			17
Avro RJ100		16	16
British Aerospace 146	5		5
GROUP TOTAL	200	87	287	(3)	13	68

Notes:

  Includes those operated by British Airways Plc and British Airways CitiExpress Ltd.
  Certain future deliveries and options include reserved delivery positions, and may be taken as any A320 family aircraft.
  Excludes 1 Boeing 737-400 stood down pending return to lessor and 2 Boeing 737-400s sub-leased to Air One.
  Comprises 10 de Havilland Canada DHC-8s. Excludes 3 British Aerospace ATPs stood down pending return to lessor, 3 British Aerospace ATPs sub-leased to Loganair and 12 Jetstream 41s sub-leased to Eastern Airways.